[Letterhead of Arent Fox PLLC]

August 10, 2005

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

RE:   I.C. Isaacs & Company, Inc. (the "Company")
      Registration Statement on Form S-2
      File No. 333-125396
      Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004, as amended File No. 0-23379

Dear Mr. Owings:

      The Company is in receipt of your comment letter dated June 28, 2005 in reference to the above mentioned documents. But for the issues discussed in response to comment 1, the Company would have been able to file its amendment to the registration statement several weeks ago. However, it has spent the additional time in an effort to determine how it might be able to capture the data it would need in order to provide the quantifying disclosures you have discussed in that comment.

      In an overall attempt to rectify the issues you have brought up, the Company proposes to address the concerns you have raised in the 1934 Act filings that it will be making after the date of this letter. In response to your comments individually, the Company offers the following explanations and resolutions.

Form 10-K. for Fiscal Year Ended December 31, 2004

Item 7, Management's Discussion and Analysis of Financial Condition and.... page
14

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 15

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, with respect to the changes in your net sales, please quantify the extent to which the changes are attributable to price versus volumetric changes. We believe such additional disclosure is particularly important because net sales increased as significantly as it did in 2004 and because you indicate that you do not expect the change attributable to price increases to continue into the future. Also, we believe the discussion of the significant changes in your gross margin would be significantly more meaningful if you quantified the individual impacts of the various factors contributing to the change. See Item 303(A) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Response to Comment 1

      In its 2004 Form 10-K, the Company quantified certain amounts where practical such as sales amounts, percentages of sales and margin percentage increases. Although various additional changes can be quantified, other changes are not as easily quantifiable and may be misleading if attempted to be substantiated.

      The Company does not believe that it possesses sufficient data to provide meaningful and comprehensible disclosures regarding comparative unit sales and dollar sales volumes for its jeans and tops and for its tee shirts. The Company's, accounting and operational software, systems and procedures are only capable of capturing that data on a gross basis. Accordingly, the Company can not produce the data needed to disclose and discuss category by category unit sales volumes or dollar sales volumes data net of returns, allowances and discounts.

      Inasmuch as the financial disclosures that the Company has heretofore made in its MD&A discussions have been based upon the net sales figures contained in its financial statements, it is concerned that the inclusion of a discussion attempting to explain the reasons for the changes in its sales that are based on unadjusted, i.e., gross, sales figures would be confusing to any reader who tried to reconcile those disclosures to the Company's financial statement disclosures.

      The Company has begun to explore the possibility of revising its systems and procedures in order to determine if it can reconcile returns, allowances and discounts at the transactional level. If it is able to do so at a cost that is determined to be reasonable, the Company will undertake the necessary changes to capture the needed data.

      However, for the foreseeable future, the Company would only be able to provide the quantifying disclosures in a format such as the following:

      The reader is cautioned that the following disclosures regarding the effects of unit and dollar volume changes in sales upon revenues are based on gross revenue and gross unit sales data that have not been adjusted to account for returns, discounts and allowances.

Dollar Volume Increases in Sales

      The Company's sales at regular prices of jeans and tops, and its sales of tee-shirts at regular prices (in each case, unadjusted for returns, discounts or allowances), which included for each category all sales except promotional sales and off-price sales sold at discounts, increased in terms of aggregate dollar sales volumes in 2004 over the overall dollar sales volumes of those products at regular prices in 2003. The primary components of that increase were:

      o a $20,626,000 increase in the aggregate dollar volume of sales of jeans and tops (items with an average selling price in the range of $31-$33 per unit),

      o coupled with a $1,792,000 increase in the aggregate dollar volume of sales of tee shirts (items with an average unit selling price in the range of $12-$15 per unit), and

      o a $2,341,000 decrease in the dollar volume of goods that were sold at promotional and off-price discounts.

Unit Volume Increases and Decreases in Sales

      Although total unit sales (unadjusted for returns or allowances) increased only slightly (by 1%) to 3,615,000 units in 2004 from 3,580,000 units in 2003, the increase in sales revenues generated by the Company in 2004 when compared to 2003 resulted from the combination of:

      o a 529,000 unit (38.8%) increase in sales of jeans and tops at regular prices;

      o a 32,000 unit (4.2%) decrease in sales of tee shirts at regular prices; and

      o a 462,000 unit (31.6%) decrease in sales of goods at promotional and off-price discounts.

      The increase by approximately 5% (on average) of the selling prices of the Company's goods that was instituted during the second half of 2004 resulted in an increase of approximately 7.2% in the Company's gross profit for 2004.

      If the Staff believes that inclusion of disclosures such as the foregoing outweighs the potential confusion that may be caused by the use of such data, the Company will begin to make such disclosures commencing with its Form 10-Q for the quarter ended June 30, 2005.

Schedule of Contractual Obligations, page 19

2. Please revise your contractual obligations table to include estimated interest payments on your debt and planned funding of your pension plans, if material. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See
      Section 1V.A and footnote 46 to our Management's Discussion and Analysis Guidance issued December 19, 2003 available at www.sec.gov.

Response to Comment 2

      The Company has a defined benefit pension plan that is currently self sustaining and is expected to continue in that manner for several years. Accordingly, the Company does not anticipate that it will be required to make substantial payments to maintain proper funding levels of the plan for the foreseeable future. By reason of the foregoing, there are no planned payments for funding of the Company's pension plan which need to be included in the Schedule of Contractual Obligations.

      The Company's accrued interest on the Subordinated Note was $1.1 million at December 31, 2004 and, combined with future interest obligations on the note, will approximate $1.8 million through the maturity date of the note. Although these amounts were not included in the Schedule of Contractual Obligations on Page 19 of the Form 10-K, the accrued interest was disclosed in the Notes to the Financial Statements. Thus, we hope you will concur that the Company's omission was inadvertent and not intended to mislead the reader. It is also hoped that the Staff will not require the Company to amend its 2004 Form 10-K in this regard, and instead, will permit it to include these interest payment obligations in the Schedule of Contractual Obligations in future filings starting with the Form 10-Q for the period ended June 30, 2005.

Item 15, Exhibits. Financial Statement Schedules. page 24

      3. It appears that you have omitted a number of exhibits required by Item 601 of Regulation S-K, including but not limited to your Articles of Incorporation, your Bylaws, your code of ethics, the listing of your subsidiaries, and copies of material contracts, such as the Framework Agreement. Please revise to either include all required exhibits or to incorporate them by reference to previously filed documents. Additionally, please amend your Form S-2 filed June 1, 2005 to include any exhibits required by Item 601 of Regulation S-K that have been omitted from that document. In this regard, it appears that copies of material contracts are required but have been omitted.

Response to Comment 3

      It is clear that the list of exhibits contained in Item 16 of the registration statement requires substantial revision. Based upon our reading of the exhibit table set forth in Item 601 of Regulation S-K, we believe that it is not necessary to include articles of incorporation, bylaws or codes of ethics as exhibits to S-2 registration statements. Therefore, Amendment No. 1 to the registration statement filed by the Company contains a completely revised list of exhibits which has deleted the references to the Company's certificate of incorporation and by-laws. The list has also been revised to include all of the Company's material agreements and the list of the Company's subsidiaries.

Consolidated Financial Statements, page F-2

Consolidated Statements of Operations, page F-3

4. Please tell us in detail your basis for classifying losses on the sale of property as a non-operating expense. See paragraph 25 of SFAS 144 and Rule 5-03.9 of Regulation S-X.

Response to Comment 4

      In 1998, the Company purchased an undeveloped parcel of land located close to its distribution facility in Milford, Delaware with the intent of building a newer, more modern facility. As the Company started to experience business slow downs through 2002, the Company concluded in 2003 that its current facility would suffice for many more business years. Therefore, in 2003, the Company sold this property incurring a loss.

      Inasmuch as the land was never utilized in operations, the Company concluded that the sale of the property was not operational in nature, and classified the loss resulting from the sale as a non-operating expense, consistent with guidance detailed in Regulation S-X, Rule 5-03.9. The Company concluded that this treatment was also consistent with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as discussed in paragraph 25, since the asset was not "used" in continuing operations. The Company continues to believe this is the proper classification for the transaction.

Notes to Consolidated Financial Statements, page F-11

General

5. Please disclose the types of expenses that you include in the cost of sales line items and the types of expenses that you include within operating expenses. In doing so, please disclose specifically whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in your Management's Discussion and Analysis section that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of sales and others exclude a portion of them from gross margin, including them instead in operating expense line items. To the extent the excluded costs are material to your operating results, please quantify these amounts in your Management's Discussion and Analysis section. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Response to Comment 5

      The Company believes it appropriately classifies all costs and expenses as COGS or as SG&A. The Company further believes that the expenses it incurs in picking and packing products for delivery to customers are not part of the production process and add no value to the products themselves. Therefore, the Company believes that these expenses should not be classified as COGS. The Company views its product design costs as being similar to research and development expenses, and therefore, they are not part of the production process or COGS.

      For purposes of clarification, the Company will add the following additional disclosure to future 1934 Act filings starting with its Form 10-Q for the quarter ended June 30, 2005:

      "The Company includes in cost of goods sold all costs and expenses related to obtaining merchandise incurred prior to the receipt of finished goods at the Company's distribution facilities. These costs include, but are not limited to, product cost, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs, as well as insurance, duties, brokers' fees and consolidators' fees. The Company includes in selling, general and administrative expenses costs incurred subsequent to the receipt of finished goods at its distribution facilities, such as the cost of picking and packing goods for delivery to customers. In addition, selling, general and administrative expenses include product design costs, selling and store service costs, marketing expenses and general and administrative expenses. "

6. Based on your Item 1 disclosures, we understand that you sell several different products. Please provide the revenue disclosures by product required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products may be applicable:

            o     Men's jeanswear;

            o     Men's sports wear;

            o     Women's jeanswear; and

            o     Women's sportswear

      If you believe that other product categories are more appropriate, please advise.

Response to Comment 6

      The Company historically has referred to jeanswear and sportswear collectively. These products are not separate and distinct from one another, and are sold together, to similar retail and department stores, generally as a single collection of casual fashion for a younger, more cutting edge consumer. Per SFAS 131, paragraph 37, the collection of "jeanswear and sportswear" make up a "group of similar products," and it would be impracticable to make revenue disclosures about them separately.

      The men's and women's product lines are sold to many of the same retail customers, share the same selling seasons, are sold by many of the same sales representatives and are produced by the same production, design and other support services of the Company. These lines also are not truly separate and distinct from one another in comparison to companies who have similar but separate business segments (i.e., wholesale and retail operations for its product lines), or separate product segments (i.e., athletic sportswear and footwear), or separate businesses altogether.

Note 3. Long-Term Debt, page F-11

7. Please disclose the interest rate on your notes payable. See Rule 5-02.22 of Regulation S-X.

Response to Comment 7

      The interest rate of 8% on the long term subordinated note had been disclosed in all Form 10-Q and 10-K filings prior to the 2004 Form 10-K, but was inadvertently excluded from the Company's 2004 Form 10-K. The Company is hoping that the Staff will not require it to amend its 2004 Form 10-K in this regard, and instead, will permit it to include disclosure of the interest rate in future 1934 Act filings commencing with its Form 10-Q for the quarter ended June 30, 2005.

Note 8. Commitments and Contingencies, page F-16

8. Based on your disclosure, it is our understanding that you are contractually obligated to spend a minimum of $1,090,000 per year for advertising and promoting the Girbaud brand, which includes amounts you are obligated to pay the licensor for their advertising and promotion of the Girbaud brand. With a view towards enhancing disclosure, please tell us how this $1,090,000 minimum amount reconciles to the schedule of contractual obligations included in this note and on page 19 in your Management's Discussion and Analysis section. Also, help us understand why the amount of advertising expense in each period presented, as disclosed on page F-8, is significantly less than the minimum annual contractual requirement.

Response to Comment 8

      The minimum of $1,090,000 to which you have referred consists of three components. Two of those components are contractually mandated minimums of $500,000 and $400,000 that must be paid to non-licensor vendors and providers pursuant to the men's and women's license agreements, respectively. Those minimum amounts must be expended for advertising and "related expenses." The "related expenses" are defined in the license agreements to include amounts spent for items that are not considered to be advertising in the traditional sense of that term, such as the Company's participation in fashion shows, its purchase of signage and its payment for shop-in-shop programs, promotional giveaways, etc. These "related expense" amounts are in addition to the advertising expenses for print and other media disclosed on page 19, and are not contractual obligations payable to the licensor or to any specifically identified vendor, nor are there any contractual requirements as to what products or services must be purchased, and the amounts to be spent thereon.

      The third component consists of $190,000 of advertising fees which are contractual commitments payable to the licensor (or to a licensor designated vendor). That amount is not included in the contractually mandated minimums of $500,000 and $400,000 referred to above, and is included in the Schedule of Contractual Obligations on page F-17 as payable to the licensor. The Company believes that this information was adequately disclosed in its 2004 Form 10-K. However, the Company believes that the contractually mandated minimums of $500,000 and $400,000 should have been included in the Schedule of Contractual Obligations. It is hoped that the Staff will not require the Company to amend its 2004 Form 10-K in this regard, and instead, will permit it to include mandated minimums in the Schedule of Contractual Obligations in future filings starting with the Form 10-Q for the period ended June 30, 2005..

      The following table contains a reconciliation of the Company's expenditures for advertising and for the related expenses that it is required to incur pursuant to its license agreements.

                                                      2004         2003        2002
Advertising Expenses (Media Expenses)              $  749,908   $  559,966   $1,975,405
   Other Expenses (not Advertising but   Per F-8
   considered as "related expenses" for
   compliance with license agreements


             Promotional Personnel Expenses           109,008      340,169      435,165
                         Promo Item Expense            58,208      166,702      532,447
                       Fashion Show Expense           509,458      423,320      609,347
                              Shop in shops             4,483        1,458       73,813
                                Show Booths           133,879           --           --
                                                   ----------   ----------   ----------

   Total amount  of  "related expenses"
                                                   $1,564,944   $1,491,615   $3,626,177
                                                   ==========   ==========   ==========

                        Minimum Requirement        $1,090,000   $1,090,000   $1,090,000

      In order to enhance the disclosure of its advertising expenses and the expenses related thereto, the Company intends to include a reconciliation substantially in the form of the preceding table in its future filings starting with the Form 10-Q for the period ended June 30, 2005.

      Please note that we are delivering to your attention by hand today paper copies of Amendment No. 1 to the Registration Statement marked to show all changes made since the original filing.

      To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact me at your convenience at 212-484-3917.


Very truly yours,



Steven D. Dreyer

SDD/lo

cc    Eugene Wielepski
      Adam Phippen
      John Fieldsend, Esq.